UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-7170

ALERIS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

25825 Science Park Drive, Suite 400

Beachwood, Ohio 44122

(216) 910-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

10 3/8% Senior Secured Notes due 2010, Series B

9% Senior Notes due 2014, Series B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☐	Rule 12h-3(b)(l)(i)	☒
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1 holder of record

10 3/8% Senior Secured Notes: 1 holder of record.

9% Senior Notes: 1 holder of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aleris International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2007

ALERIS INTERNATIONAL, INC.

By:	/s/ Michael D. Friday
Name: Michael D. Friday Title: Executive Vice President and Chief Financial Officer